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    WILLOWBRIDGE STRATEGIC TRUST
    MONTHLY REPORT/
    AUGUST 31, 1997

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         WILLOWBRIDGE STRATEGIC TRUST
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Dear Interest Holder:
Enclosed is the report for the month of August 1997 for Willowbridge Strategic Trust (the 'Trust'). The net asset value of an interest as of August 31, 1997 was $109.20, a decrease of 10.01% from the July 31, 1997 $121.35 value. The 1997 year-to-date return for the Trust was an increase of 5.54% as of August 31, 1997.

The Trust's trading resulted in losses for the month of August. Losses were incurred in the currency, financial, metal, index, meat and grain sectors. Profits were achieved in the soft and energy sectors.

The majority of the Trust's losses in August were the result of market reversals early in the month in the currency and financial sectors. The currency reversals were accompanied by a higher United Kingdom base interest rate increase and market concerns about a possible rise in U.S. interest rates. While the Trust took early profits in the U.S. dollar relative to European currencies, this was not enough to offset losses in the Japanese yen and British pound. The effect of the currency reversals and the concerns about possible higher interest rates caused a sharp reversal as well in U.S. and international bond prices and in U.S. and European stock markets. As a result, in the financial sector the Trust incurred losses in U.S., Swiss, German, Italian, French and Japanese bonds. In addition, in the index sector the Trust had losses in the S&P 500 and CAC 40 indices.

In the metal sector, base metal prices declined in the latter part of August as low global rates of inflation were viewed as negative to commodity prices by some market participants. There was also some market concerns about possible lower levels of Far East demand for base metals.
In the soft sector, the Trust recognized gains in cocoa, coffee and sugar positions.

The estimated net asset value per interest as of September 24, 1997 was $102.21. Past performance is not necessarily indicative of future results.
Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.

STATEMENT OF OPERATIONS
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For the month of August 1997
Revenues:
Realized gain on commodity
  transactions...........................   $ 1,225,674
Change in unrealized commodity
  positions..............................    (6,832,335)
Interest income..........................       207,617
                                            -----------
                                             (5,399,044)
                                            -----------
Expenses:
Commissions..............................       364,904
Management fee...........................       127,427
Incentive fee............................      (233,606)
                                            -----------
                                                258,725
                                            -----------
Net loss.................................   $(5,657,769)
                                            -----------
                                            -----------

        STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the month of August 1997

                                                   Per
                                      Total       Unit
                                   -----------   -------
Net asset value at beginning of
  month
  (446,182.096 interests)........  $54,144,622   $121.35
Contributions....................    2,356,700
Net loss.........................   (5,657,769)
Redemptions......................     (565,279)
                                   -----------
Net asset value at end of month
  (460,429.854 interests)........  $50,278,274    109.20
                                   -----------    -------
                                   -----------

Change in net asset
  value per interest..........................   $(12.15)
                                                 -------
                                                 -------
Percentage change.............................    (10.01)%
                                                 -------
                                                 -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                             by: Barbara J. Brooks
                                   Treasurer